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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                  File No. 132-01854

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The following letter was distributed to CBOT members and membership interests holders on October 12, 2000.

                                                          Chicago Board of Trade

                              October 12, 2000

Dear Fellow Member,

We strongly urge you to vote in favor of the proposed reduction in the size of the Board of Directors. This reduction represents an interim step in the membership's goal of a fully restructured CBOT. Your affirmative vote will shrink the Board by attrition, streamline governance, and preserve the continuity that is vital to a successsful restructuring effort.

                                 Sincerely,

/s/Michael P. Ryan                                   /s/Michael A. Manning
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Michael P. Ryan*                                     Michael A. Manning*


/s/Peter C. Lee                                      /s/Charles P. Carey
------------------------                             --------------------------
Peter C. Lee*                                        Charles P. Carey


/s/Raymond Cahnman                                   /s/James E. Cashman
------------------------                             --------------------------
Raymond Cahnman                                      James E. Cashman


/s/Joseph Niciforo                                   /s/J. Andrew Wallace
------------------------                             --------------------------
Joseph Niciforo                                      J. Andrew Wallace


/s/ James P. McMillan                                /s/Veda Kaufman Levin
------------------------                             --------------------------
James P. McMillan                                    Veda Kaufman Levin


/s/Mark E. Cermak                                    /s/James F. Curley
------------------------                             --------------------------
Mark E. Cermak                                       James F. Curley


/s/Andrew J. Filipowski                              /s/James R. Thompson
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Andrew J. Filipowski                                 Governor James R. Thompson

* Term expires December 2000




141 W Jackson Blvd
Chicago, Illinois 60504-2094
312 436-3500
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The CBOT urges its members and membership interest holders to read the
Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile:
(312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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